EXHIBIT 2

EXECUTION VERSION

NASDAQ STOCKHOLDERS’ AGREEMENT

dated as of

December 16, 2010

between

THE NASDAQ OMX GROUP, INC.

and

INVESTOR AB

NASDAQ STOCKHOLDERS’ AGREEMENT

This NASDAQ STOCKHOLDERS’ AGREEMENT, dated as of December 16, 2010 (this “Nasdaq Stockholders’ Agreement”), among THE NASDAQ OMX GROUP, INC., a Delaware corporation (together with any successor entity thereto, “Nasdaq”) and Investor AB, a corporation organized under the laws of Sweden (“Investor AB”).  Nasdaq and Investor AB are sometimes referred to herein as a “Party” and collectively as the “Parties”.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises and covenants set forth herein, the Parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1             Definitions.

(a)           The following terms, as used herein, have the following meanings:

“2008 Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of February 27, 2008, among Nasdaq, Borse Dubai Limited and the trustee thereunder.

“Affiliate” of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person.  For the purposes of this definition, “control” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.  Notwithstanding the foregoing Nasdaq and its Affiliates, on the one hand, will not be deemed to be Affiliates of any of Investor AB and its Affiliates, on the other hand, and vice versa.

“Authority” means any domestic (including federal, state or local) or foreign court, arbitrator, administrative, regulatory or other governmental department, agency, official, commission, tribunal, authority or instrumentality, non-government authority or Self-Regulatory Organization.

“beneficial owner” or “beneficially own” and words of similar import have the meaning given such term in Rule 13d-3 under the Exchange Act; provided, however, that for purposes of determining beneficial ownership, (i) a Person shall be deemed to be the beneficial owner of any security that may be acquired by such Person, whether within 60 days or thereafter, upon the conversion, exchange or exercise of any warrants, options, rights or other securities and (ii) no Person shall be deemed to beneficially own any security solely as a result of such Person’s execution of this Nasdaq Stockholders’ Agreement.

“Board of Directors” means the board of directors of Nasdaq.

i

“Business Day” means any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of New York or Stockholm, Sweden.

“Cause” means any Investor AB Board Designee’s or Investor AB Committee Designee’s: (i) conviction of, or guilty plea, to a felony charge (other than felonies related solely to automobile infractions, unless such designee is incarcerated as a result thereof) or (ii) fraudulent conduct or an intentional act or acts of dishonesty in the performance of his or her service as a director that is materially injurious to the financial condition, results of operations or business regulation of Nasdaq.

“Change of Control” means the occurrence of any of the following events:  (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the outstanding capital stock of Nasdaq or 50% of the total number of outstanding shares of capital stock of Nasdaq, (ii) Nasdaq merges with or into, or consolidates with, or consummates any reorganization or similar transaction with, another Person and, immediately after giving effect to such transaction, less than 50% of the total voting power of the outstanding capital stock of the surviving or resulting person is beneficially owned in the aggregate by the stockholders of Nasdaq immediately prior to such transaction, (iii) in one transaction or a series of related transactions, Nasdaq, directly or indirectly (including through one or more of its subsidiaries) sells, assigns, conveys, transfers, leases or otherwise disposes of, all or substantially all of the assets or properties (including capital stock of subsidiaries) of Nasdaq, but excluding sales, assignments, conveyances, transfers, leases or other dispositions of assets or properties (including capital stock of subsidiaries) by Nasdaq or any of its subsidiaries to any direct or indirect wholly-owned subsidiary of Nasdaq, (iv)  individuals who as of the date hereof constitute the Board of Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors (other than in connection with a transaction described in (i), (ii) or (iii) above); provided, however, that any individual becoming a director whose election, or nomination for election, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board or (v) the liquidation or dissolution of Nasdaq.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means shares of common stock, par value $0.01 per share, of Nasdaq.

“Competitor” means any Person (other than an Affiliate of Investor AB) that, during the 12 calendar months preceding the date of transfer derived more than 20% of its gross revenues from (i) the provision by such Person of listing, order execution or matching services for securities, (ii) the conduct by such Person of an international or national securities market or exchange, (iii) acting as a Self-Regulatory Organization, (iv) operating an “electronic communications network,” as defined under the Exchange Act or (v) operating an “alternative trading system” as defined in Regulation ATS under the Exchange Act.

“Derivative Securities” means options, warrants, rights to purchase capital stock of Nasdaq, or any securities that are exercisable, convertible or exchangeable for capital stock of Nasdaq.

“Excess Shares” has the meaning assigned thereto in Nasdaq’s Amended and Restated Certificate of Incorporation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means the following:

(a)           In the case of securities quoted on any exchange, the “Fair Market Value” of such securities will be equal to the 5-day volume weighted average price of such securities on the primary exchange on which they are listed on the five trading days immediately preceding the date such distribution is declared by the Board of Directors.

(b)           In the case of any other property, the “Fair Market Value” means the value of such property, assuming an arm’s-length transaction between a willing buyer and seller, capable of being sold free of restriction in a liquid market without giving effect to any discounts (for minority interests), taking into account any other factors that the Persons making such determination reasonably believe should be taken into account, and, if such property includes Common Stock, assuming carrying on of Nasdaq as a going concern.  Absent agreement by the applicable parties as to the “Fair Market Value” within 20 days after the date such distribution is declared by the Board of Directors, the applicable parties shall each designate, within 10 days after such 20-day period, an Investment Bank to determine the Fair Market Value.  Within 30 days after the Investment Banks are chosen, each Investment Bank shall determine its final view as to the Fair Market Value and shall deliver such final view to the applicable parties.  If the difference between the higher and the lower of the respective final views of the two Investment Banks is less than 10% of the higher of the respective final views, then the Fair Market Value determined shall be the average of those two views.  If the difference between the higher and the lower of the respective final views of the two Investment Banks is equal to or greater than 10% of the higher of the respective final views, the applicable parties shall instruct the Investment Banks jointly to designate a third Investment Bank who shall be an Independent Investment Bank (the “Mutually Designated Appraiser”).  The Mutually Designated Appraiser shall be designated within 15 days following the determination of the final views of the two Investment Banks as described above and shall, within 30 days of such designation, determine its final view as to the Fair Market Value and shall deliver such final view to Investor AB and Nasdaq.  The Fair Market Value, if a Mutually Designated Appraiser is used, shall be equal to the average of the two closest Fair Market Value determinations of the three appraisers, or, if the difference between the highest and middle determination is equal to the difference between the middle and lowest determination, then the Fair Market Value will be equal to the middle determination.  The Fair Market Value as designated by the Mutually Designated Appraiser, shall be final and binding on the parties, and may be entered and enforced in any court having jurisdiction.  Each party shall bear the fees and expenses of its Investment Bank.  Fees and expenses of the Mutually Designated Appraiser shall be borne equally by the applicable parties.  Notwithstanding the foregoing, in the event that one of the applicable parties does not appoint an Investment Bank within the time periods specified above, such party shall have waived its rights to appoint an Investment Bank and the determination of the Fair Market Value shall be made solely by the Investment Banks of the party who did appoint an Investment Bank.  Each of the parties (on its own behalf and on behalf of its respective Affiliates) shall cooperate with each of the Investment Banks and the Mutually Designated Appraiser to provide such information as may reasonably be requested.  In addition, if the property being valued includes Investor AB Shares, Investor AB shall use commercially reasonable efforts to cause Investor AB to provide to each of the Investment Banks and the Mutually Designated Appraiser reasonable access to management of Investor AB and to the books and records of Investor AB so as to allow each of them to conduct due diligence examinations in scope and duration as are customary in valuations of this kind.

“FINRA” means the Financial Industry Regulatory Authority, Inc. and its successors.

“H&F and SLP” means Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H & F International Partners IV-B, L.P., H&F Executive Fund, IV L.P.; Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., and Silver Lake Investors, L.P. or their respective affiliated investment funds that are: (1) under common management and control, (2) comprised of members or partners with the same ultimate ownership and (3) subject to terms and conditions substantially identical in all material respects.

“HSR Approval” means that the waiting period applicable to the consummation of the purchase of 8 million shares of Common Stock of the Company contemplated by the Term Sheet under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall have expired or been terminated.

“Independent Investment Bank” means, as of any date of determination, an Investment Bank that (i) is not a Party or an Affiliate of a Party and (ii) has not performed work more than de minimis in amount or significance for a Party or an Affiliate of any Party within the prior two years from the date of determination.

“Investment Bank” means any investment banking firm of international standing.

“Investor AB” has the meaning set forth in the recitals.

“Investor AB Threshold” means, at any time of determination, 19.99% of the issued and outstanding Common Stock calculated on a fully diluted basis, which shall be calculated in accordance with the methodology set forth on Schedule A.

“Nasdaq” has the meaning set forth in the recitals.

“Nominating Committee” means the Nominating  Committee of the Board of Directors

“Person” means an individual or a corporation, partnership, association, trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any claim, suit, action or legal, administrative, arbitration or other alternative dispute resolution proceeding or investigation.

“Representatives” means, with respect to any Party, the directors, officers, employees, agents, attorneys, accountants, consultants, current or potential lenders, financial and other advisors of such Party.

“Securities Act” means the Securities Act of 1933, as amended.

“Self-Regulatory Organization” means FINRA, any United States or non-United States securities exchange, commodities exchange, registered securities association, the Municipal Securities Rulemaking Board, National Futures Association, and any other board or body, whether United States or non-United States, that regulates brokers, dealers, commodity pool operators, commodity trading advisors or future commission merchants.

“Shares” means shares of Common Stock.

“SLP Registration Rights Agreement” means, collectively, (i) that certain Registration Rights Agreement, dated as of April 22, 2005, among Nasdaq, Hellman & Friedman Capital Partners IV, L.P. , H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., and H&F International Partners IV-B, L.P., Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., VAB Investors, LLC and Integral Capital Partners VI, L.P. and (ii) that certain Registration Rights Agreement, dated as of September 25, 2009 among Nasdaq and certain holders named therein.

“Subsidiary” means, with respect to any Person, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Third Party Tender Offer” means a bona fide public offer subject to the provisions of Regulation 14D or 14E under the Exchange Act, by a Person (that is not made by and does not include Nasdaq or any of its Affiliates, Investor AB or any of its Affiliates or any group that includes as a member Investor AB or any of its Affiliates) to purchase or exchange for cash or other consideration all of the outstanding capital stock of Nasdaq.

ARTICLE II
TRANSFER RESTRICTIONS

Section 2.1             Transfer.

(a)           For six months following the date of this Nasdaq Stockholders’ Agreement, Investor AB shall not transfer, sell, assign, or otherwise dispose of (“Transfer”) any of the Shares beneficially owned by it, except (A) in compliance with all applicable federal securities laws and (B):

(i)            to one or more Affiliates, so long as such Affiliates agree in writing to be bound by and Investor AB continues to be bound by the terms of this Nasdaq Stockholders’ Agreement (for the avoidance of doubt, upon such Transfer, Investor AB and such Affiliates will be treated as one “party” for all purposes under this Nasdaq Stockholders’ Agreement); provided, however, that if any such transferee ceases to be an Affiliate of Investor AB, then such transferee shall transfer its Shares to Investor AB or one of its Affiliates then a Party to this Nasdaq Stockholders’ Agreement;

(ii)           to Nasdaq or any of its Subsidiaries, including pursuant to a share buyback (for the avoidance of doubt, to the extent that Investor AB’s participation in such buyback is limited to its pro rata interest, such interest shall be based on its beneficial ownership, provided, however, that in no event shall Investor AB’s participation in any buyback for which participation is so limited exceed the pro rata interest based on Investor AB’s beneficial ownership);

(iii)          pursuant to a merger, consolidation, share exchange, tender offer or other similar transaction involving Nasdaq; provided, however, that notwithstanding the foregoing, a Transfer pursuant to a voluntary tender of Shares may only be undertaken in reliance on this clause (iii) if, within 10 Business Days of the date on which notice of such transaction is first sent or given to the Board of Directors, the Board of Directors does not recommend rejection of such transaction; or

(iv)          with the prior written consent of Nasdaq.

(b)           Notwithstanding anything in the foregoing to the contrary, Investor AB shall not Transfer any Shares to any Competitor except (A) pursuant to a merger, consolidation, share exchange, tender offer or other similar transaction involving Nasdaq, (B) in any such Transfer pursuant to a public offering or a sale pursuant to Rule 144 under the Securities Act, provided that Investor AB does not have actual knowledge that a purchaser pursuant thereto is a Competitor, or (C) to any investment bank or its Affiliate (1) in the capacity of an underwriter, placement agent, broker, dealer or similar function or (2) in a transaction (or series of related transactions) involving the transfer of Shares representing less than 5.0% of the outstanding Common Stock; and

(c)           To the extent any securities have been registered in accordance with Section 2.1(c) or Section 2.1(d) of the 2005 Registration Rights Agreement, and for so long as Investor AB continue to own any Registrable Securities (as defined in the 2008 Registration Rights Agreement, but without giving effect to the second sentence of such definition), Investor AB shall not effect any sale or distributions of Shares, including a sale pursuant to Rule 144 (except as part of any such registration, if permitted), during such period as the lead underwriter of such registration may reasonably request, no greater than ninety (90) days, beginning on the effective date of any registration statement relating to an offering under Section 2.1(c) of the 2005 Registration Rights Agreement or the pricing of an offering under Section 2.1(d) of the 2005 Registration Rights Agreement.

Section 2.2             Hedging Transactions.  For six months following the date of this Nasdaq Stockholders’ Agreement, Investor AB will not enter into any swap or any other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Common Stock, whether such transaction is to be settled by delivery of shares of Common Stock, other securities, cash or otherwise.  Thereafter, Investor AB will maintain a “net long position” (as such term is defined in Rule 14e-4 of the Exchange Act) with respect to the Shares it beneficially owns.

ARTICLE III
BOARD OF DIRECTORS

Section 3.1             Board Appointment Obligation.

(a)           For so long as Investor AB continues to beneficially own at least five percent (5%) of the outstanding capital stock of Nasdaq, Investor AB shall have the right to nominate a person reasonably acceptable to the Nominating Committee (or an successor committee serving such function) (the “Investor AB Board Designee”) as director to the Board of Directors.  Nasdaq hereby agrees to (i) include the Investor AB Board Designee as nominees to the Board of Directors on each slate of nominees for election to the Board of Directors proposed by management of Nasdaq, (ii) recommend the election of the Investor AB Board Designee to the shareholders of Nasdaq and (iii) without limiting the foregoing, otherwise use its reasonable best efforts to cause the Investor AB Board Designee to be elected to the Board of Directors.  The initial Investor AB Board Designee, Borje Ekholm, shall be nominated to the Board of Directors following the Effective Date.

(b)           For so long as Investor AB beneficially owns at least five percent (5%) of the outstanding capital stock of Nasdaq, Nasdaq hereby agrees to use its reasonable best efforts to: (1) cause the appointment of the Investor AB Board Designee (but only if such Investor AB Board Designee meets the requirements to sit on any such committee) to a committee of the Board of Directors reasonably agreed to by Investor AB and the Company and (2) cause the appointment of one person designated by Investor AB who shall not be an Investor AB Board Designee and who shall be reasonably acceptable to the Nominating Committee (or an successor committee serving such function) (the “Investor AB Committee Designee”) to a committee of the Board reasonably agreed to by Investor AB and the Company (the “Committee”), in each of the foregoing subject to applicable law, regulation, stock exchange listing standard or committee composition standards.  The initial Investor AB Committee Designee shall be designated by Investor AB as soon as reasonably practicable after the Effective Date Nasdaq (A) shall promptly thereafter cause the appointment of such designee to the Committee and (B) covenants that the Nominating Committee shall take no action until such designee has been appointed to the Committee.

(c)           In the event that any Investor AB Board Designee or Investor AB Committee Designee for any reason ceases to serve as such during his or her term of office, to the extent Investor AB is entitled to designate an Investor AB Board Designee or Investor AB Committee Designee pursuant to this Section 3.1, the resulting vacancy on the Board of Directors, any committees of the Board of Directors or the Nominating Committee shall be filled by a person designated by Investor AB and reasonably acceptable to the Nominating Committee (or an successor committee serving such function).

(d)           Any Investor AB Board Designee and Investor AB Committee Designee may be removed for Cause at any time by a majority of the Board of Directors.

Section 3.2             No Interference with Board Rights.  Nasdaq will use its reasonable best efforts not to, directly or indirectly, propose or take any action to encourage any modification to the composition of the Board of Directors, in Nasdaq’s reasonable judgment, would likely result in the elimination or significant diminishment of the rights of Investor AB specified in Section 3.1; provided that the foregoing shall in no way limit Nasdaq’s right to increase the number of directors on the Board of Directors.

ARTICLE IV
VOTING RIGHTS

Section 4.1             Voting Rights.  If, after the Effective Date, the Board of Directors, in its sole discretion, determines it is in Nasdaq’s interests to seek Commission approval for the exemption from Article Fourth, Section C.2 of Nasdaq’s Amended and Restated Certificate of Incorporation for Excess Shares held by any major investor then Nasdaq shall use its commercially reasonable best efforts to obtain a similar approval of the Commission with respect to Investor AB.

ARTICLE V
STANDSTILL

Section 5.1             Standstill.  Investor AB (on behalf of itself and its Affiliates) hereby agrees that, from the Effective Date until the Standstill Termination Date (as defined in Section 5.3), neither Investor AB nor any of its Affiliates will:

(a)           purchase or otherwise acquire, offer or propose to acquire, or solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, beneficial or record ownership of any shares of the capital stock of Nasdaq or any Derivative Securities (excluding shares and securities received by way of stock dividend, stock reclassification or other distributions or offerings made available on a pro rata basis to Nasdaq’s stockholders) if, after giving effect thereto, Investor AB, its Affiliates and all groups of which Investor AB or any of its Affiliates is a member would beneficially own an amount of shares of capital stock of Nasdaq, including any Derivative Securities on an as-exercised, converted or exchanged basis, as applicable, in excess of the Investor AB Threshold; provided, however, that, if as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by Nasdaq, Investor AB beneficially owns an amount of shares of capital stock of Nasdaq, including any Derivative Securities on an as-exercised, converted or exchanged basis, as applicable, in excess of the Investor AB Threshold, Investor AB shall not be in violation of this Section 5.1(a) so long as Investor AB does not take any of the actions referred to in the first clause of this Section 5.1(a) and Investor AB complies with Section 2.1(c) hereof;

(b)           make, or in any way participate in, directly or indirectly, alone or in concert with others (including by or through any group of which Investor AB or any of its Affiliates is a member), any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote securities of Nasdaq or to provide or withhold consents with respect to securities of Nasdaq, whether subject to or exempt from the proxy rules, or seek to advise or influence any person or entity with respect to, the voting of, or the providing or withholding consent with respect to, any securities of Nasdaq;

(c)           either directly or indirectly in concert with others (including by or through any group of which Investor AB or any of its Affiliates is a member) make any offer with respect to,

or make or submit a proposal with respect to, or ask or request any other person to make an offer or proposal with respect to, or in any other way support, any transaction that would, if consummated, be reasonably likely to result in a Change of Control, including a merger, business combination, restructuring, reorganization, recapitalization, tender or exchange offer or asset disposition involving Nasdaq or any of its Affiliates;

(d)           except as provided in Article III hereof, either directly or indirectly in concert with others (including by or through any group of which Investor AB or any of its Affiliates is a member) seek representation on the Board of Directors or the board of directors or equivalent of any of Nasdaq’s controlled Affiliates, seek to remove any members of the Board of Directors or expand or reduce the size of the Board of Directors or otherwise act alone or in concert with others (including by or through any group of which Investor AB or any of its Affiliates is a member) to make public statements or otherwise seek to control or influence the management or Board of Directors of Nasdaq or any of its controlled Affiliates;

(e)           form, join or any way participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any securities of Nasdaq; or

(f)            either directly or indirectly in concert with others (including by or through any group of which Investor AB or any of its Affiliates is a member) publicly announce or disclose any intention, or enter into or disclose any plan or arrangement inconsistent with the foregoing (including publicly making a request that Nasdaq or the Board of Directors waive, amend or terminate any provisions of this Nasdaq Stockholders’ Agreement or making such a request if such request would reasonably be likely to require public disclosure by any Person or otherwise result in public disclosure).

Section 5.2             Permitted Action.  Notwithstanding the provisions of Section 5.1, nothing herein shall prohibit or restrict Investor AB or its Affiliates from making any disclosure pursuant to Section 13(d) of the Exchange Act that Investor AB or such Affiliate reasonably believes, based on the advice of independent legal counsel, is required in connection with any action taken by Investor AB or such Affiliate that is not inconsistent with this Nasdaq Stockholders’ Agreement.

Section 5.3             Suspension and Termination.

(a)           The restrictions contained in Section 5.1 shall terminate and shall cease to apply upon the earliest to occur of the following (the “Standstill Termination Date”): (i) the 10th anniversary of the date of this Nasdaq Stockholders’ Agreement, (ii) Investor AB beneficially owning less than 5% of the outstanding Shares, (iii) Nasdaq entering into a definitive agreement which, if consummated, would result in a Change of Control, (iv) the consummation of a Change of Control or (v) the Investor AB Board Designee has not been elected to the Board of Directors by shareholders at a meeting of shareholders of Nasdaq held for purposes of the election of directors and for which an Investor AB Board Designee has been nominated.

(b)           On the Standstill Termination Date, (x) if any Investor AB Board Designee are members of the Board of Directors or an Investor AB Committee Designee is a member of the Nominating Committee, then at the Board of Directors’ request such Investor AB Board

Designee shall immediately resign from the Board of Directors and all committees thereof and the Investor AB Committee Designee shall immediately resign from the Nominating Committee and (y) any rights of Investor AB under Section 3.1 of this Nasdaq Stockholders’ Agreement shall immediately and permanently terminate.

Section 5.4             Certain Tender Offers.  Notwithstanding the provisions of Section 5.1, if a Third Party Tender Offer is made and, within 10 Business Days of the date on which the Third Party Tender Offer is first published or sent or given, the Board of Directors does not recommend rejection of the Third Party Tender Offer in accordance with Rule 14e-2 under the Exchange Act, then Investor AB may tender into such Third Party Tender Offer, but in all other respects the provisions of Section 5.1 shall continue to apply.

ARTICLE VI
INDEMNIFICATION

Section 6.1             Indemnification.  Nasdaq will indemnify, exonerate and hold Investor AB and each of its partners, stockholders, members, directors, officers, fiduciaries, managers, controlling Persons, employees and agents of each of the partners, stockholders, members, directors, officers, fiduciaries, managers, controlling Persons, employees and agents of each of the foregoing (collectively, the “Indemnified Parties”) free and harmless from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (including reasonable attorneys’ fees and expenses) incurred by the Indemnified Parties or any of them before or after the date hereof (collectively, the “Indemnified Liabilities”), arising out of any actual or threatened action, cause of action, suit, or claim arising directly or indirectly out of Investor AB’s actual, alleged or deemed control or ability to influence Nasdaq or any of its Subsidiaries (other than any such Indemnified Liabilities that arise out of any breach of this Nasdaq Stockholders’ Agreement by such Indemnified Party or other related Persons); provided that if and to the extent that the foregoing undertaking may be unavailable or unenforceable for any reason, Nasdaq hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.  The rights of any Indemnified Party to indemnification hereunder will be in addition to any other rights any such Person may have under any other agreement or instrument to which such Indemnified Party is or becomes a party or is or otherwise becomes a beneficiary or under law or regulation or under the certificate of incorporation, bylaws or other organizational documents of Nasdaq or any of its Subsidiaries and shall extend to such Indemnified Party’s successors and assigns.

ARTICLE VII
MISCELLANEOUS

Section 7.1             Notices.

(a)           All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile or similar writing) and shall be given to:

(b)           Nasdaq at:

THE NASDAQ OMX GROUP, INC.
One Liberty Plaza
New York, NY 10006
Attn:  Edward S. Knight, Esq.
Fax:  (301) 978-8471

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn:  Yossi Vebman, Esq.
Fax:  (917) 777-3719

(c)           If to Investor AB, to:

INVESTOR AB
Arsenalsgatan SC, SE-103 32
Stockholm, Sweden
Attn: Petra Hedengran
Fax:         + 46 8 614 21 98

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attn:  Alan Klein, Esq.
Fax:  (212) 455-2502

or such other address or facsimile number as such Party may hereinafter specify for the purpose of giving such notice to the Party.  Each such notice, request or other communication shall be deemed to have been received (i) if given by facsimile, when such facsimile is transmitted to the Fax number specified pursuant to this Section 7.1 and confirmation of receipt is received or (ii) if given by any other means, when delivered at the address specified in this Section 7.1.

Section 7.2             No Waivers; Amendments.

(a)           No failure or delay on the part of any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b)           Neither this Nasdaq Stockholders’ Agreement nor any term or provision hereof may be amended or waived in any manner other than by instrument in writing signed, in the case of an amendment, by each of Investor AB and Nasdaq, or in the case of a waiver, by the Party against whom the enforcement of such waiver is sought.

Section 7.3             Non-Disparagement.  Until the termination of this Nasdaq Stockholders’ Agreement, each of the Parties agrees that none of it or its respective Subsidiaries, Affiliates, successors or assigns shall, and each Party shall instruct its Representatives not to, in any way intentionally disparage, attempt to discredit, or otherwise call into disrepute, any other Party or such other Party’s Subsidiaries, Affiliates, successors, assigns, stockholders or Representatives, or any of such Party’s products or services, in any manner that could reasonably be expected to (i) damage the business or reputation of such other Party, its products or services or its Subsidiaries, Affiliates, successors, assigns or Representatives or (ii), subject to the terms of this Nasdaq Stockholders’ Agreement, disrupt, impede, hinder or delay such other Party’s attempts to consummate the transactions contemplated by this Nasdaq Stockholders’ Agreement.  Without limiting the foregoing, neither Party shall make any comments or statements to any non-party (including the press, employees or former employees of the other Party, any client or prospective or former client of the other Party, any individual or entity with whom the other Party has a business relationship or any other Person), if such comment or statement reasonably could be expected to adversely affect the conduct of the business of the other Party, or any of its plans or prospects or the business reputation of such other Party or any of such other Party’s products or services or that of any of its Subsidiaries, Affiliates, successors, assigns or Representatives, except as may be required by applicable law, Authority, judicial order or subpoena; provided, however, that any party making such comments or statements to comply with applicable law, Authority, judicial order or subpoena shall, to the extent that such grant would not conflict with applicable law, first grant each other party reasonable opportunity to review such comments or statements.

Section 7.4             Termination.  Subject to Article VI, this Nasdaq Stockholders’ Agreement shall terminate and be of no further force or effect with respect to Investor AB upon such date that Investor AB no longer holds any Shares; provided, however, that each Party shall retain all rights and claims following such termination with respect to breaches of the covenants and agreements set forth herein occurring prior to such termination.  The provisions of Section 7.5 shall survive any termination of this Nasdaq Stockholders’ Agreement.

Section 7.5             Confidentiality.  Each of the Parties shall, and shall cause its Affiliates to, keep confidential, disclose only to its Affiliates or Representatives and use only in connection with the transactions contemplated by this Nasdaq Stockholders’ Agreement all information and data obtained by them from the other Party or its Affiliates or Representatives relating to such other Party or the transactions contemplated hereby (other than information or data that (i) is or becomes available to the public other than as a result of a breach of this Section 7.5, (ii) was available on a non-confidential basis prior to its disclosure to or by one Party to another, or (iii) becomes available to one Party on a non-confidential basis from a source other than the other Party, provided that such source is not known by the receiving Party, after reasonable inquiry, to be bound by a confidentiality agreement with either of the non-receiving Parties or their Representatives and is not otherwise prohibited from transmitting the information to the receiving Party by a contractual, legal or fiduciary obligation), unless disclosure of such information or data is required by applicable law.

Section 7.6             Successors and Assigns.  All the terms and provisions of this Nasdaq Stockholders’ Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and the successors and assigns of each Party, whether so expressed or not.  None of the Parties may assign any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Investor AB may assign this Nasdaq Stockholders’ Agreement, in whole or in part, to any Subsidiary of Investor AB without the prior consent of Nasdaq; provided further, however, that such assignment shall only be valid for so long as such Subsidiary remains a Subsidiary of Investor AB, provided still further, however, that no assignment shall limit the assignor’s obligations hereunder.  Except as expressly set forth herein, this Nasdaq Stockholders’ Agreement shall not inure to the benefit of or be enforceable by any other Person.

Section 7.7             Headings.  The headings in this Nasdaq Stockholders’ Agreement are for convenience of reference only and will not control or affect the meaning or construction of any provisions hereof.

Section 7.8             No Inconsistent Agreements  Nasdaq will not hereafter enter into any agreement with respect to its securities that is inconsistent with the rights granted to Investor AB in this Nasdaq Stockholders’ Agreement.

Section 7.9             Severability.  The invalidity or unenforceability of any provision of this Nasdaq Stockholders’ Agreement in any jurisdiction will not affect the validity, legality or enforceability of the remainder of this Nasdaq Stockholders’ Agreement in such jurisdiction or the validity, legality or enforceability of this Nasdaq Stockholders’ Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the Parties hereunder will be enforceable to the fullest extent permitted by applicable law.

Section 7.10           Recapitalization, Etc.  In case of any consolidation, merger, reorganization, reclassification, sale, conveyance, consolidation, spin-off, partial or complete liquidation, stock dividend, transfer or lease in which Nasdaq is not the surviving person, then (a) all rights and obligations of Nasdaq under this Nasdaq Stockholders’ Agreement shall be assumed by and transferred to any such successor person, with the same effect as if it had been named herein as the party of this first part and (b) all references in this Nasdaq Stockholders’ Agreement to “Nasdaq”  shall be deemed to refer to such person; provided, however, in any case, Nasdaq will not effect any such transaction unless the successor delivers to Investor AB an agreement in writing in a form reasonably satisfactory to Investor AB agreeing to be bound by the terms of this Nasdaq Stockholders’ Agreement.  The intent of the Parties is to fairly and equitably preserve the original rights and obligations of the Parties hereto under this Nasdaq Stockholders’ Agreement.

Section 7.11           No Affiliation.  Nothing in this Nasdaq Stockholders’ Agreement shall be deemed to constitute the parties as partners, co-venturers or agents of each other.

Section 7.12           Specific Performance.  The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated hereby, will cause irreparable injury to the other Parties, for which damages, even if available, will not be an adequate remedy.  Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations, to prevent breaches of this Nasdaq Stockholders’ Agreement by such Party and to the granting by any court of the remedy of specific performance of such Party’s obligations hereunder, without bond or other security being required, in addition to any other remedy to which any Party is entitled at law or in equity.  Each Party irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any Party.

The Parties hereto agree that if any of the provisions of this Nasdaq Stockholders’ Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or equity.

Section 7.13           Other Agreements.

(a)           Nothing contained in this Nasdaq Stockholders’ Agreement shall be deemed to be a waiver of, or release from, any obligations any Party hereto may have under, or any restrictions on the Transfer of Shares or other securities of Nasdaq or any direct or indirect Subsidiary of Nasdaq imposed by, any other agreement.

(b)           Nothing contained in this Nasdaq Stockholders’ Agreement is intended to prohibit the consummation of the transactions contemplated by the Term sheet dated December 16, 2010 between Investor AB and Nomura International plc (the “Term Sheet”).

(c)           Pursuant to Section 7.2 of the 2008 Registration Rights Agreement Investor AB, as transferee, shall be entitled to the rights and subject to the obligations under the 2008 Registration Rights Agreement.

Section 7.14           New York Law.  The enforceability and validity of this Nasdaq Stockholders’ Agreement, the construction of its terms and the interpretation of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflict of law principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.15           Jurisdiction; Service of Process; Waiver of Jury Trial.

(a)           Each of the Parties unconditionally and irrevocably agrees to submit to the exclusive jurisdiction of the state and federal courts located in New York,  New York  for any suit, action or Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Nasdaq Stockholders’ Agreement or the transactions contemplated hereby and hereby irrevocably waives, to the fullest extent permitted by applicable law, and agrees not to assert any objection, whether as a defense or otherwise, which such Party may now or hereafter have to the laying of the venue of any such suit, action or Proceeding in any such court or that any such suit, action or Proceeding which is brought in any such court has been brought in an inconvenient forum or that such suit, action or Proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Nasdaq Stockholders’ Agreement may not be enforced in or by such courts.  Each Party agrees that a final judgment in any such suit, action or Proceeding shall be conclusive and may be enforced in any other jurisdiction in which a Party may be found or may have assets by suit on the judgment or in any other manner provided by applicable law, and agrees to the fullest extent permitted by law to consent to the enforcement of any such judgment and not to oppose such enforcement or to seek review on the merits of any such judgment in any such jurisdiction.

(b)           Each of the Parties hereby irrevocably consents to the service of process outside the territorial jurisdiction of such courts in any suit, Proceeding or action by giving copies thereof by hand-delivery of air courier to the address of such Party specified in Section 7.1 and such service of process shall be deemed effective service of process on such Party.  However, the foregoing shall not limit the right of any Party to effect service of process on the other Parties by any other legally available method.

(c)           To the extent that any Party hereto (including assignees of any Party’s rights or obligations under this Nasdaq Stockholders’ Agreement) may be entitled, in any jurisdiction, to claim for itself or its revenues, assets or properties, sovereign immunity from service of process, from suit, from the jurisdiction of any court or arbitral tribunal, from attachment prior to judgment, from attachment in aid of execution or enforcement of a judgment (interlocutory or final), or from any other legal process, and to the extent that, in any such jurisdiction there may be attributed such a sovereign immunity (whether claimed or not), each Party hereto hereby irrevocably agrees not to claim, and hereby irrevocably waives to the fullest extent permitted by law, such sovereign immunity.

(d)           EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.15           Counterparts; Effectiveness.  This Nasdaq Stockholders’ Agreement may be executed in any number of counterparts (including by facsimile), each of which will be an original with the same effect as if the signatures thereto and hereto were upon the same instrument. This Nasdaq Stockholders’ Agreement shall become effective on such date that Investor AB receives the HSR Approval and consummates the purchase contemplated thereunder (the “Effective Date”); provided that Articles VI and VII shall become effective on the date hereof.

Section 7.16           Entire Agreement.  This Nasdaq Stockholders’ Agreement constitute the entire agreement and understanding among the Parties and supersede any and all prior agreements and understandings, written or oral, relating  to the subject matter hereof.

Section 7.17           Interpretation.

(a)           The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Nasdaq Stockholders’ Agreement as a whole and not to any particular provision of this Nasdaq Stockholders’ Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Nasdaq Stockholders’ Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Nasdaq Stockholders’ Agreement, they shall be deemed to be followed by the words “without limitation.”  All terms defined in this Nasdaq Stockholders’ Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Nasdaq Stockholders’ Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  In this Nasdaq Stockholders’ Agreement, all references to “$” are to United States dollars and all references to “SEK” are to Swedish kronor.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.

(b)           The Parties have participated jointly in the negotiation and drafting of this Nasdaq Stockholders’ Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Nasdaq Stockholders’ Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Nasdaq Stockholders’ Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties has caused this Nasdaq Stockholders’ Agreement to be duly executed, all as of the date first above written.

THE NASDAQ OMX GROUP, INC.

By:	/s/ Adena Friedman
Name: Adena Friedman
Title: Chief Financial Officer

INVESTOR AB

By:	/s/ Petra Hedengran
Name: Petra Hedengran
Title: Managing Director and General Counsel

By:	/s/ Johan Bygge
Name: Johan Bygge
Title: Chief Financial Officer

Schedule A

Methodology for Calculating the Issued and Outstanding
Common Stock on a Fully-Diluted Basis

Methodology:

•                  The Common Stock price (the “Common Stock Price”) to be used in each calculation herein shall be the volume-weighted average price on the last trading day immediately prior to the measuring date (the “Measuring Date”).

•                  The number of outstanding shares of Common Stock shall be the actual shares outstanding (not weighted) at the Measuring Date, plus the Nasdaq Shares.

•                  The number of unvested shares of restricted stock shall be calculated using the treasury stock method of computing the dilutive impact at the Common Stock Price based the unvested shares of restricted stock outstanding on the Measuring Date.

•                  The number of shares of Common Stock underlying options shall be calculated using the treasury stock method of computing the dilutive impact at the Common Stock Price, including all options outstanding but exercisable on the Measuring Date, with no weighting and no forfeitures.

•                  The number of shares of Common Stock underlying convertible debt shall be calculated using the if converted method at the Common Stock Price.

•                  The number of shares underlying warrants shall be calculated using the treasury stock method at the Common Stock Price.

Sample Calculation:

Shares of Common Stock outstanding	113,234,706
Unvested restricted stock	155,157
Shares underlying options	5,536,023
Shares underlying convertible debt	30,689,655
Shares underlying warrants	2,759,308
Total shares outstanding	152,374,849

Based on the following assumptions:

•        All Share data as of August 31, 2007.

•        Closing stock price of $32.66 on August 31, 2007